Atlantic American Corporation
4370 Peachtree Road, N.E.
Atlanta, Georgia 30319
(404) 266-5500

December 29, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Atlantic American Corporation Form 10-K for fiscal year ended December 31, 2010 Filed March 25, 2011 File No. 000-03722

 Dear Mr. Rosenberg:

On behalf of Atlantic American Corporation (the “Company”) and further to my telephone conversation yesterday with Ms. Lisa Vanjoske, I am writing to request an extension of time to respond to the letter dated December 23, 2011 (the “Comment Letter”) concerning the above-referenced Form 10-K.  As discussed via telephone, the Company is beginning to prepare its response to the Comment Letter, which response also requires the input and involvement of other parties including the Company’s external auditors and audit committee.  Given the required input of multiple constituencies, many of who are unavailable due to the holidays, the Company proposes to provide its response to the Comment Letter no later than Tuesday, January 17, 2011.

Please feel free to contact me at (404) 266-5501, in connection with any questions or comments relating to the Company’s proposed response timeline.  Thank you for your attention to this matter.

Sincerely,

/s/ John G. Sample, Jr.

John G. Sample, Jr.
Senior Vice President and
Chief Financial Officer

cc:           Hilton H. Howell, Jr.
Mark L. Hanson, Esq.
Neil M. Simon, Esq.